UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Bardin Hill Investment Partners LP
299 Park Avenue, 24th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

March 22, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,641,178 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
2,641,178 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,178 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.16% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,267,865 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
5,267,865 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,267,865 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.30% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
5,267,865 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
5,267,865 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,267,865 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.30%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by HCN LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,741,349 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,741,349 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,349 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.43% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (see Item 5)

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,114,160 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,114,160 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,114,160 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.91% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Bardin Hill Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,006,445* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,006,445* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,006,445* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.26%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares owned by First Series of HDML Fund I LLC, Halcyon Mount Bonnell Fund L.P. and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Bardin Hill Event-Driven Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
251,107 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
251,107 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,107 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,015,659* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,015,659* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,015,659* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,015,659* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,015,659* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,015,659* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,015,659* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,015,659* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,015,659* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
John Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,015,659* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,015,659* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,015,659* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Pratik Desai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,015,659* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,015,659* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,015,659* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Bardin Hill Investment Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
11,015,659* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
11,015,659* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,015,659* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.89%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The aggregate purchase price of the Series C Preferred Shares and associated Series C Warrants of the Issuer reported herein and listed in Item 4 of this Amendment No. 11, was approximately $2,500,000. The securities of the Issuer reported herein were acquired with the working capital of the acquiring Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The response to Item 3 of this Amendment No. 11 is incorporated herein by reference.

On March 22, 2021, the closing of the transactions contemplated by the Series C Purchase Agreement occurred, pursuant to which the Bardin Hill Series C Preferred Participants purchased, in the aggregate: (i) 2,550 Series C Preferred Shares, including 50 Series C Preferred Shares as an origination fee as provided under the Series C Purchase Agreement, with the rights and obligations as set forth in the Series C Certificate of Designations; and (ii) 53,027 Series C Warrants, with rights and obligations set forth in the Series C Warrant Agreement. Pursuant to the Series C Purchase Agreement, the Series C Preferred Shares and the Series C Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

In connection with the transactions contemplated by the Series C Purchase Agreement, the Issuer and the Bardin Hill Series C Preferred Participants entered into the Series C Warrant Agreement and Registration Rights Agreement, in each case as described in Amendment No. 10.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series C Purchase Agreement, the Series C Warrant Agreement, the Series C Certificate of Designations, and the Series C Registration Rights Agreement, which are attached to the Statement as Exhibits 25, 26, 27 and 28, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 11, as of March 22, 2021, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of March 22, 2021, assuming as if the Series A Preferred Shares, Series A Warrants, Series B Preferred Shares, Series C Warrants, Series C Preferred Shares, Series C Warrants and Initial Warrants (as defined below) beneficially owned by the Reporting Persons that directly own preferred shares of the Issuer were convertible or exercisable, as the case may be, as of such date.

(a) and (b)

As of March 22, 2021, the Reporting Persons beneficially own, in the aggregate 11,015,659 Shares, comprised of 9,124,681 Shares and 1,890,978 Shares issuable upon the (i) conversion of 1,925 Series A Preferred Shares, 3,791 Series B Preferred Shares and 2,550 Series C Preferred Shares and (ii) exercise of 35,164 Series A Warrants, 71,698 Series B Warrants, 53,027 Series C Warrants and 107,500 warrants owned by Bardin Hill Master Fund that are currently exercisable at an exercise price of $11.50 per Share (“Initial Warrants”), which together represent approximately 8.89% of the Issuer’s outstanding Shares (based on (i) 122,067,438 outstanding Shares as provided to the Reporting Persons by the Issuer, plus (ii) the number of Shares issuable to the Reporting Persons upon the conversion of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares and the exercise of the Initial Warrants, the Series A Warrants, the Series B Warrants and the Series C Warrants.

As of March 22, 2021: Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 2.16% of the Issuer’s outstanding Shares (based on 122,067,438 outstanding Shares as provided by the Issuer; HDML directly owns 1,057,493 Shares, comprised of 647,713 Shares and 409,780 Shares issuable upon (i) conversion of 633 Series A Preferred Shares (including 425 Series A Preferred Shares issuable as a dividend under Section 3 of the Series A Certificate of Designations), (ii) the exercise of 10,062 Series A Warrants, (iii) conversion of 2,465 Series B Preferred Shares (including 152 Series B Preferred Shares issuable as a dividend under Section 3 of the Series B Certificate of Designations) and (iv) the exercise of 43,318 Series B Warrants, which together represent approximately 0.86%% of the Issuer’s outstanding Shares (based on 122,067,438 outstanding Shares as provided by the Issuer, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants and the Series B Warrants, in each case, held by HDML); HCN directly owns 5,267,865 Shares, comprised of 4,090,196 Shares and 1,177,669 Shares issuable upon (i) conversion of 1,381 Series A Preferred Shares (including 338 Series A Preferred Shares issuable as a dividend under Section 3 of the Series A Certificate of Designations), (ii) the exercise of 21,818 Series A Warrants, (iii) conversion of 1,377 Series B Preferred Shares (including 235 Series B Preferred Shares issuable as a dividend under Section 3 of the Series B Certificate of Designations), (iv) the exercise of 23,899 Series B Warrants, (v) the conversion of 2,316 Series C Preferred Shares, and (vi) the exercise of 48,098 Series C Warrants, which together represent approximately 4.30% of the Issuer’s outstanding Shares (based on 122,067,438 outstanding Shares as provided by the Issuer, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares and the exercise of the Series A Warrants, Series B Warrants and Series C Warrants, in each case, held by HCN); HEPI directly owns 1,741,349 Shares, which represents approximately 1.43% of the Issuer’s outstanding Shares (based on 122,067,438 outstanding Shares as provided by the Issuer); and Bardin Hill Master Fund directly owns 251,107 Shares, comprised of 4,245 Shares and 246,862 Shares issuable upon (i) conversion of 201 Series A Preferred Shares (including 44 Series A Preferred Shares issuable as a dividend under Section 3 of the Series A Certificate of Designations), (ii) the exercise of 3,284 Series A Warrants, (iii) conversion of 219 Series B Preferred Shares (including 35 Series B Preferred Shares issuable as a dividend under Section 3 of the Series B Certificate of Designations), (iv) the exercise of 4,481 Series B Warrants, (v) conversion of 234 Series C Preferred Shares, (vi) exercise of 4,929 Series C Warrants, and (vii) the exercise of 107,500 Initial Warrants, which together represent approximately 0.21% of the Issuer’s outstanding Shares (based on 122,067,438 outstanding Shares as provided by the Issuer, plus the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants and Initial Warrants held by Bardin Hill Master Fund).

Bardin Hill GP is the general partner of Mount Bonnell and Bardin Hill Master Fund and the investment member of HDML. HCN GP is the general partner of HCN. Bardin Hill Partners is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Bardin Hill Partners are made by a four-person committee, including Jason Dillow, Kevah Konner, John Greene and Pratik Desai, each of whom has individual decision-making authority. Jason Dillow is CEO of Bardin Hill Partners.  Avinash Kripalani is a Managing Principal at Bardin Hill Partners.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares since Amendment No. 10.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

30 – Joint Filer Agreement

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2021	Halcyon Mount Bonnell Fund LP

By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: General Counsel

	March 24, 2021	March 24, 2021
	Date	Date

Bardin Hill Fund GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

HCN LP
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

HCN GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

First Series of HDML Fund I LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

Bardin Hill Event-Driven Master Fund LP
By: Bardin Hill Fund GP LLC, its General Partner

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

Bardin Hill Investment Partners LP

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: General Counsel

March 24, 2021	March 24, 2021
Date	Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

March 24, 2021
Date

/s/ Jason Dillow
Name:	Jason Dillow

March 24, 2021
Date

/s/ Kevah Konner
Name:	Kevah Konner

March 24, 2021
Date

/s/ John Greene
Name:	John Greene

March 24, 2021
Date

/s/ Pratik Desai
Name:	Pratik Desai

March 24, 2021
Date